UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 5, 2021

II-VI Incorporated

(Exact Name of Registrant as Specified in Charter)

PENNSYLVANIA	001-39375	25-1214948
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

375 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056

(Address of Principal Executive Offices) (Zip Code)

(724) 352-4455

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	IIVI	Nasdaq Global Select Market
Series A Mandatory Convertible Preferred Stock, no par value	IIVIP	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

In connection with the filing of a Registration Statement on Form S-3 by II-VI Incorporated (the “Company”) on the date hereof, the Company is filing herewith certain unaudited pro forma condensed combined financial information (collectively, the “Pro Forma Financial Information”). The Pro Forma Financial Information is derived from (i) the audited historical financial statements of the Company and its consolidated subsidiaries, of Finisar Corporation (“Finisar”) and its consolidated subsidiaries and of Coherent, Inc. (“Coherent”) and its consolidated subsidiaries; and (ii) from the unaudited historical financial statements of the Company and its consolidated subsidiaries, of Finisar and its consolidated subsidiaries and of Coherent and its consolidated subsidiaries, and, in each case, adjusted to give effect to the pending acquisition of Coherent by the Company and the related transactions (collectively, the “Transactions”), which remains subject to customary closing conditions.

The pro forma adjustments reflected in the Pro Forma Financial Information have been made solely for informational purposes. As a result, the Pro Forma Financial Information is not intended to represent and does not purport to be indicative of what the combined company financial condition or results of operations would have been had the Transactions occurred at an earlier date. In addition, the Pro Forma Financial Information does not purport to project the future financial condition and results of operations of the combined company. The actual results of the combined company may differ significantly from those reflected in the Pro Forma Financial Information.

The Pro Forma Financial Information is being filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

99.1	Unaudited Pro forma Condensed Combined Financial Information of II-VI Incorporated, Finisar Corporation and Coherent, Inc. and the related notes thereto.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

II-VI Incorporated

Date: August 5, 2021	By:	/s/ Mary Jane Raymond
Mary Jane Raymond
Chief Financial Officer and Treasurer

Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

On March 25, 2021, II-VI Incorporated (which we refer to as “II-VI”), Coherent, Inc. (which we refer to as “Coherent”) and Watson Merger Sub Inc., a newly formed wholly owned subsidiary of II-VI (which we refer to as “Merger Sub”), entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement”). Pursuant to the terms of the merger agreement, the acquisition of Coherent will be accomplished through a merger of Merger Sub with and into Coherent (which we refer to as the “merger”), with Coherent surviving the merger.

Previously on June 30, 2020, II-VI announced its intention to offer, in concurrent underwritten public offerings, newly issued shares of II-VI common stock and newly issued shares of II-VI Series A mandatory convertible preferred stock. On July 7, 2020, the public offerings were consummated, and II-VI used the proceeds from the public offerings to pay off the remaining balance of $715 million on its senior secured term B loan facility with Bank of America, N.A (referred to herein as “Bank of America”). We refer to the transactions described in this paragraph as the “public offerings”.

Previously on September 24, 2019, II-VI completed its acquisition of Finisar Corporation (which we refer to as “Finisar”), a global technology leader for subsystems and components for fiber optic communications (which we refer to as the “Finisar acquisition”).

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”.

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 gives effect to the merger, the equity financing (as defined herein), and the debt financing (as defined herein), as if those transactions had been completed on March 31, 2021 and combines the unaudited consolidated balance sheet of II-VI as of March 31, 2021 with Coherent’s unaudited consolidated balance sheet as of April 3, 2021.

The unaudited pro forma condensed combined statements of earnings (loss) for the year ended June 30, 2020 and the nine months ended March 31, 2021 give effect to the merger, the equity financing, the debt financing, the public offerings and the Finisar acquisition as if they had occurred on July 1, 2019, the first day of II-VI’s fiscal year 2020, and combines the historical results of II-VI, Coherent and Finisar (see “Description of the Financing” for explanation of the equity financing and debt financing). The unaudited pro forma condensed combined statement of earnings (loss) for the fiscal year ended June 30, 2020 combines the audited consolidated statement of earnings (loss) of II-VI for the fiscal year ended June 30, 2020, Coherent’s unaudited consolidated statement of operations for the twelve months ended July 4, 2020 and Finisar’s unaudited consolidated statement of operations for the three month period ended July 28, 2019. The unaudited pro forma condensed combined statement of earnings (loss) for the nine months ended March 31, 2021 combines the unaudited consolidated statement of earnings of II-VI for the nine months ended March 31, 2021 with Coherent’s unaudited consolidated statement of operations for the nine months ended April 3, 2021.

The historical financial statements of II-VI, Coherent and Finisar have been adjusted in the accompanying unaudited pro forma condensed combined financial information to give effect to pro forma events that are transaction accounting adjustments which are necessary to account for the merger, the equity financing, the debt financing, the public offerings and the Finisar acquisition, in accordance with U.S. GAAP. The unaudited pro forma adjustments are based upon available information and certain assumptions that our management believe are reasonable.

The unaudited pro forma condensed combined financial information should be read in conjunction with:

•	The accompanying notes to the unaudited pro forma condensed combined financial information;

•

The separate audited consolidated financial statements of II-VI as of and for the fiscal year ended June 30, 2020 and the related notes, included in II-VI’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020;

•

The separate unaudited condensed consolidated financial statements of II-VI as of and for the nine months ended March 31, 2021 and the related notes, included in II-VI’s Quarterly Report on Form 10-Q for the period ended March 31, 2021;

•

The separate audited consolidated financial statements of Coherent as of and for the fiscal year ended October 3, 2020 and the related notes, included in Coherent’s Annual Report on Form 10-K, as amended, for the fiscal year ended October 3, 2020;

•

The separate unaudited condensed consolidated financial statements of Coherent as of and for the six months ended April 3, 2021 and the related notes, included in Coherent’s Quarterly Report on Form 10-Q for the period ended April 3, 2021;

•

The separate unaudited condensed consolidated financial statements of Coherent as of and for the nine months ended July 4, 2020 and the related notes, included in Coherent’s Quarterly Report on Form 10-Q for the period ended July 4, 2020; and

•

The separate unaudited condensed consolidated financial statements of Finisar as of and for the three months ended July 28, 2019 and the related notes, included in Finisar’s Quarterly Report on Form 10-Q for the period ended July 28, 2019, incorporated by reference into II-VI’s Current Report on Form 8-K/A filed December 9, 2019.

Description of the Merger

On March 25, 2021, II-VI, Merger Sub and Coherent entered into the merger agreement, pursuant to which II-VI agreed to acquire Coherent. Upon completion of the merger, each share of Coherent common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive (A) $220.00 in cash, without interest (which we refer to as the “cash consideration”), plus (B) 0.91 of a validly issued, fully paid and nonassessable share of II-VI common stock (together with the cash consideration, the “merger consideration”). Further, under the terms of the merger agreement:

•

Each time- or performance-based Coherent RSU (other than any Coherent director RSU) that is outstanding immediately prior to the effective time will be converted into an award (which we refer to as a “converted RSU”) covering that number of shares of II-VI common stock, rounded down to the nearest whole share, equal to the product of (x) the number of shares of Coherent common stock subject to such award of Coherent RSUs (and, with respect to any Coherent PSUs, the number of shares of Coherent common stock will be determined based on the greater of the target or actual level of achievement of such goals or metrics immediately prior to the effective time, as determined by the Coherent board or a committee thereof) and (y) the sum of (A) 0.91 and (B) the quotient obtained by dividing (i) the $220.00 cash consideration by (ii) the volume weighted average price of a share of II-VI common stock for a ten trading day period, starting with the opening of trading on the 11th trading day prior to the closing date to the closing of trading on the second to last trading day prior to the closing date, as reported by Bloomberg.

•

Each Coherent director RSU that is outstanding immediately prior to the effective time will, automatically and without any required action on the part of the holder thereof, vest (if unvested) and be cancelled and converted into the right to receive the merger consideration as if such Coherent director RSU had been settled in shares of Coherent common stock immediately prior to the effective time.

•

A holder’s Coherent RSUs will immediately vest in certain circumstances involving a termination of employment in connection with a change in control. At this time, II-VI has not made any decisions with respect to labor matters of the combined company. Accordingly, no adjustments have been made to the unaudited pro forma condensed combined financial statements to reflect any such accelerated vesting.

Description of the Financing

In connection with entering into the merger agreement, II-VI entered into the debt commitment letter. Subject to the terms of the debt commitment letter, the commitment parties have committed to provide a senior secured term loan “A” facility in an aggregate principal amount of $850 million, a senior secured term loan “B” facility in an aggregate principal amount of $2,800 million, a senior secured revolving credit facility in an aggregate principal amount of $350 million and a senior unsecured bridge loan facility in an aggregate principal amount of $1,125 million (which we refer to as the “bridge loan facility” and collectively with the other foregoing facilities, the “facilities”). The bridge loan facility will only be drawn to the extent II-VI is unable to issue senior unsecured notes or other debt securities at or prior to the closing of the merger in an amount sufficient to close the transaction. The funding of the facilities provided for in the debt commitment letter is contingent on the satisfaction of customary conditions, including the execution and delivery of definitive documentation with respect to the facilities in accordance with the terms sets forth in the debt commitment letter and the consummation of the merger in accordance with the merger agreement. For the purposes of this unaudited pro forma condensed combined financial information, II-VI intends to draw $100 million on the senior secured revolving credit facility and $1,000 million on the bridge loan facility. The debt financing contemplated under the debt commitment letter is referred to herein as the “debt financing”.

In connection with entering into the merger agreement, on March 30, 2021, II-VI entered into the investment agreement. On March 31, 2021, pursuant to the investment agreement, II-VI and BCPE consummated the initial investment of $750 million through the issuance and sale of the shares of II-VI Series B-1 convertible preferred stock. Pursuant to the investment agreement and subject to the terms and conditions set forth therein, II-VI and the investors expect to consummate the subsequent investment of $1.4 billion, immediately prior to the closing of the merger. The issuance and sale of the shares of II-VI Series B-2 convertible preferred stock in the subsequent investment is contingent upon the consummation of the merger in accordance with the merger agreement and is subject to certain other closing conditions customary for transactions of this type. The equity financing contemplated under the investment agreement is referred to herein as the “equity financing”. The equity financing and debt financing are collectively referred to as the “financing”.

Accounting for the Merger

The merger is being accounted for as a business combination using the acquisition method with II-VI as the accounting acquirer in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. Under this method of accounting, the aggregate merger consideration will be allocated to Coherent’s assets acquired and liabilities assumed based upon their estimated fair values at the date of completion of the merger. The process of valuing the net assets of Coherent immediately prior to the merger, as well as evaluating accounting policies for conformity, is preliminary. Any differences between the estimated fair value of the consideration transferred and the estimated fair value of the assets acquired and liabilities assumed will be recorded as goodwill. Accordingly, the aggregate merger consideration allocation and related adjustments reflected in this unaudited pro forma condensed combined financial information are preliminary and subject to revision based on a final determination of fair value. Refer to Note 1—Basis of Presentation for more information.

II-VI plans to finance the merger with cash from the combined company balance sheets, proceeds from the issuance of new II-VI Series B convertible preferred stock in the equity financing, and new debt incurred in the debt financing, as well as the issuance of II-VI Common Stock as merger consideration. In addition, II-VI expects to use proceeds from the debt and equity financing to pay off the remaining balance on the II-VI senior secured first-lien term A loan facility with Bank of America.

The unaudited pro forma condensed combined financial information presented is for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have been realized if the merger, the equity financing, the debt financing, the public offerings and the Finisar acquisition had been completed on the dates set forth above, nor is it indicative of the future results or financial position of the combined company.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of March 31, 2021

($000’s)

			Coherent			Transaction
			Transaction			Accounting
	II-VI Historical	Coherent Reclassed	Accounting			Adjustments -			Pro Forma
	As of March 31, 2021	As of April 3, 2021 (Note 2)	Adjustments	(Note 4)		Financing	(Note 4)		Combined
ASSETS
Current assets
Cash and cash equivalents	$1,535,310	$353,049	$(5,953,379)	(a	)	$4,919,218	(a	)	$854,198
Restricted cash	—	1,534	—			—			1,534
Accounts receivable, net	615,163	248,856	—			—			864,019
Inventories	673,744	393,672	98,163	(b	)	—			1,165,579
Prepaid and refundable income taxes	9,133	36,551	—			—			45,684
Prepaid and other current assets	55,416	61,792	—			—			117,208

Total current assets	$2,888,766	$1,095,454	$(5,855,216)			$4,919,218			$3,048,222

Property, plant & equipment, net	1,232,146	264,816	30,057	(l	)	—			1,527,019
Goodwill	1,293,512	101,953	4,084,743	(d	)	—			5,480,208
Other intangible assets, net	739,489	16,876	2,428,583	(c	)	—			3,184,948
Non-current restricted cash	—	4,508	—			—			4,508
Deferred income taxes	36,191	144,833	16,280	(e	)	—			197,304
Other assets	171,616	126,813	—			5,688	(f	)	304,117

Total Assets	$6,361,720	$1,755,253	$704,447			$4,924,906			$13,746,326

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	$62,050	$16,875	$(15,019)	(f	)	$(2,603)	(f	)	$61,303
Accounts payable	277,616	93,028	—			—			370,644
Accrued compensation and benefits	141,527	78,656	—			—			220,183
Operating lease current liabilities	23,264	15,900	—			—			39,164
Accrued income taxes payable	32,559	9,614	—			—			42,173
Other accrued liabilities	141,821	128,919	—			(44)	(f	)	270,696

Total current liabilities	$678,837	$342,992	$(15,019)			$(2,647)			$1,004,163

Long-term debt	1,323,402	409,622	(405,489)	(f	)	3,596,477	(f	)	4,924,012
Deferred income taxes	66,861	16,231	562,497	(e	)	—			645,589
Operating lease liabilities	110,223	68,301	—			—			178,524
Other liabilities	141,049	123,154	—			—			264,203

Total liabilities	$2,320,372	$960,300	$141,989			$3,593,830			$7,016,491

Mezzanine Equity
Series B Preferred Stock	716,200	—	—			1,358,000	(g	)	2,074,200

Total Mezzanine Equity	$716,200	$—	$—			$1,358,000			$2,074,200

Shareholders’ Equity
Series A Preferred Stock	445,319	—	—			—			445,319
Common stock	2,011,210	243	1,484,222	(h	)	—			3,495,675
Additional paid-in capital	—	97,490	(97,490)	(i	)	—			—
Accumulated other comprehensive income (loss)	4,501	(17,084)	17,084	(k	)	—			4,501
Retained earnings	1,071,362	714,304	(841,358)	(j	)	(26,924)	(j	)	917,384
Treasury stock, at cost	(207,244)	—	—			—			(207,244)

Total shareholders’ equity	$3,325,148	$794,953	$562,458			$(26,924)			$4,655,635

Total liabilities, mezzanine equity and shareholders’ equity	$6,361,720	$1,755,253	$704,447			$4,924,906			$13,746,326

See the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS (LOSS)

For the Nine Months Ended March 31, 2021

($000’s, except per share data)

	II-VI Historical Nine Months Ended March 31, 2021	Public Offerings Transaction Accounting Adjustments	(Note 5C)		Adjusted II-VI Nine Months Ended March 31, 2021	Coherent Reclassed Nine Months Ended April 3, 2021 (Note 2)	Coherent Transaction Accounting Adjustments	(Note 5A)		Transaction Accounting Adjustments - Financing	(Note 5A)		Pro Forma Combined	(Note 5A)
Revenues	$2,297,885	$—			$2,297,885	$1,016,786	$—			$—			$3,314,671
Costs, Expenses, and Other Expense (Income)
Cost of goods sold	1,389,299	—			1,389,299	637,314	(233)	(a	)	—			2,026,380
Internal research and development	246,337	—			246,337	89,049	1,912	(b	)	—			337,298
Selling, general and administrative	357,323	—			357,323	459,994	204,048	(c	)	—			1,021,365
Interest expense	45,833	(573)	(a	)	45,260	13,463	(13,277)	(d	)	123,801	(d	)	169,247
Other expense (income), net	(246)	(28,225)	(b	)	(28,471)	(9,084)	—			—			(37,555)

Total Costs, Expense, & Other Expense (Income)	2,038,546	(28,798)			2,009,748	1,190,736	192,450			123,801			3,516,735

Earnings (Loss) Before Income Taxes	259,339	28,798			288,137	(173,950)	(192,450)			(123,801)			(202,064)
Income tax expense (benefit)	44,081	6,336	(c	)	50,417	(23,568)	(42,339)	(e	)	(27,236)	(e	)	(42,726)

Net Earnings (Loss)	$215,258	$22,462			$237,720	$(150,382)	$(150,111)			$(96,565)			$(159,338)

Dividends and accretion on redeemable preferred stock	20,353	460	(d	)	20,813	—	—			90,521	(f	)	111,334

Net Earnings (Loss) available to the Common Shareholders	$194,905	$22,002			$216,907	$(150,382)	$(150,111)			$(187,086)			$(270,672)

Basic Earnings (Loss) Per Share	$1.88												$(2.11)	(g	)

Diluted Earnings (Loss) Per Share	$1.78												$(2.11)	(g	)

See the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS (LOSS)

For the Year Ended June 30, 2020

($000’s, except per share data)

	II-VI Historical Year Ended June 30, 2020	Finisar Reclassed Three Months Ended July 28, 2019 (Note 2)	Finisar Transaction Accounting Adjustments	(Note 5B)		Public Offerings Transaction Accounting Adjustments	(Note 5C)		Adjusted II-VI Year Ended June 30, 2020	Coherent Reclassed Year Ended July 4, 2020 (Note 2)	Coherent Transaction Accounting Adjustments	(Note 5A)		Transaction Accounting Adjustments - Financing	(Note 5A)		Pro Forma Combined	(Note 5A)
Revenues	$2,380,071	$285,028	$(22,051)	(a	)	$—			$2,643,048	$1,247,712	$—			$—			$3,890,760
Costs, Expenses, and Other Expense (Income)
Cost of goods sold	1,560,521	194,972	(18,772)	(b	)	—			1,736,721	805,158	105,007	(a	)	—			2,646,886
Internal research and development	339,073	68,019	(4,949)	(c	)	—			402,143	114,015	8,677	(b	)	—			524,835
Selling, general and administrative	440,998	29,905	10,654	(d	)	—			481,557	308,835	400,041	(c	)	—			1,190,433
Goodwill and other impairment charges	—	1,665	—			—			1,665	451,025	—			—			452,690
Interest expense	89,409	6,423	(6,423)	(e	)	(2,562)	(a	)	86,847	16,891	(16,642)	(d	)	193,946	(d	)	281,042
Other expense (income), net	13,998	(2,292)	4,108	(f	)	—			15,814	1,346	—			—			17,160

Total Costs, Expense, & Other Expense (Income)	2,443,999	298,692	(15,382)			(2,562)			2,724,747	1,697,270	497,083			193,946			5,113,046

Earnings (Loss) Before Income Taxes	(63,928)	(13,664)	(6,669)			2,562			(81,699)	(449,558)	(497,083)			(193,946)			(1,222,286)
Income tax expense (benefit)	3,101	(4,947)	(1,467)	(g	)	564	(c	)	(2,749)	(28,354)	(109,358)	(e	)	(42,668)	(e	)	(183,129)

Net Earnings (Loss)	$(67,029)	$(8,717)	$(5,202)			$1,998			$(78,950)	$(421,204)	$(387,725)			$(151,278)			$(1,039,157)

Dividends and accretion on redeemable preferred stock	—	—	—			27,600	(d	)	27,600	—	—			115,982	(f	)	143,582

Net Earnings (Loss) available to the Common Shareholders	$(67,029)	$(8,717)	$(5,202)			$(25,602)			$(106,550)	$(421,204)	$(387,725)			$(267,260)			$(1,182,739)

Basic and Diluted Earnings (Loss) Per Share	$(0.79)																$(9.48)	(g	)

See the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 - Basis of Presentation

The unaudited pro forma condensed combined financial information and related notes are prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”.

II-VI, Coherent and Finisar’s historical financial statements were prepared in accordance with U.S. GAAP and presented in U.S. dollars. As discussed in Note 2, certain reclassifications were made to align II-VI, Coherent and Finisar’s financial statement presentation. II-VI is currently in the process of evaluating Coherent’s accounting policies, which will be finalized upon completion of the merger, or as more information becomes available. As a result of that review, additional differences could be identified between the accounting policies of the two companies. With the information currently available, II-VI has determined that no significant adjustments are necessary to conform Coherent’s financial statements to the accounting policies used by II-VI.

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting in accordance with ASC 805, with II-VI as the accounting acquirer, using the fair value concepts defined in ASC Topic 820, Fair Value Measurement, and based on the historical consolidated financial statements of II-VI, Coherent and Finisar. Under ASC 805, all assets acquired and liabilities assumed in a business combination are recognized and measured at their assumed acquisition date fair value, while transaction costs associated with the business combination are expensed as incurred. The excess of merger consideration over the estimated fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill.

The allocation of the aggregate merger consideration depends upon certain estimates and assumptions, all of which are preliminary. The allocation of the aggregate merger consideration has been made for the purpose of developing the unaudited pro forma condensed combined financial information. The final determination of fair values of assets acquired and liabilities assumed relating to the merger could differ materially from the preliminary allocation of aggregate merger consideration. The final valuation will be based on the actual net tangible and intangible assets of Coherent existing at the acquisition date.

The unaudited pro forma condensed combined balance sheet, as of March 31, 2021, the unaudited pro forma condensed combined statement of earnings (loss) for the year ended June 30, 2020 and the unaudited pro forma condensed combined statement of earnings (loss) for the nine months ended March 31, 2021 presented herein, are based on the historical financial statements of II-VI, Coherent and Finisar. Because of different fiscal period ends, and pursuant to Rule 11- 02(c)(3) of Regulation S-X requiring fiscal period-ends to be within one quarter between the acquirer and acquiree, the following was applied:

•

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 is presented as if II-VI’s acquisition of Coherent had occurred on March 31, 2021 and combines the historical balance sheet of II-VI as of March 31, 2021 with the historical balance sheet of Coherent as of April 3, 2021.

•

The unaudited pro forma condensed combined statement of earnings (loss) for the year ended June 30, 2020 has been prepared as if the merger, the public offerings and the Finisar acquisition had occurred on July 1, 2019 and combines II-VI’s historical statement of earnings (loss) for the fiscal year ended June 30, 2020 with Coherent’s historical statement of operations for the twelve month period ended July 4, 2020, along with Finisar’s historical statement of operations for the three month period ended July 28, 2019.

•

Coherent’s historical statement of operations for the twelve month period ended July 4, 2020 was prepared by taking the unaudited consolidated statement of operations for the nine months ended July 4, 2020, adding the audited consolidated statement of operations for the fiscal year ended September 28, 2019, and subtracting the unaudited consolidated statement of operations for the nine months ended June 29, 2019.

•

Since the Finisar acquisition closed on September 24, 2019, Finisar’s results of operations are presented in the II-VI results for the period of September 24, 2019 to June 30, 2020. The results of Finisar for the three month period ended July 28, 2019 is included to derive a twelve month unaudited pro forma condensed combined statement of operations ended June 30, 2020. In addition, the period between September 24, 2019 and September 30, 2019 has been removed for purposes of the unaudited condensed combined pro forma statement of earnings (loss) for the year ended June 30, 2020.

•

The unaudited pro forma condensed combined statement of earnings (loss) for the nine months ended March 31, 2021 has been prepared as if the merger had occurred on July 1, 2019 and combines II-VI’s historical statement of earnings (loss) for the nine months ended March 31, 2021 with Coherent’s historical statement of operations for the nine months ended April 3, 2021.

•

Coherent’s historical statement of operations for the nine months ended April 3, 2021 was prepared by taking the unaudited consolidated statement of operations for the six months ended April 3, 2021, adding the audited consolidated statement of operations for the fiscal year ended October 3, 2020 and subtracting the unaudited consolidated statement of operations for the nine months ended July 4, 2020.

The unaudited pro forma condensed combined financial information does not reflect any anticipated synergies or dissynergies, operating efficiencies or cost savings that may result from the merger or any acquisition and integration costs that may be incurred. The pro forma adjustments represent II-VI management’s best estimates and are based upon currently available information and certain assumptions that II-VI believes are reasonable under the circumstances. II-VI is not aware of any material transactions between II-VI and Coherent during the periods presented. Accordingly, adjustments to eliminate transactions between II-VI and Coherent have not been reflected in the unaudited pro forma condensed combined financial information.

Note 2 - II-VI, Coherent, and Finisar reclassification adjustments

During the preparation of this unaudited pro forma condensed combined financial information, management performed a preliminary analysis of Coherent’s financial information to identify differences in accounting policies as compared to those of II-VI and differences in financial statement presentation as compared to the presentation of II-VI. With the information currently available, II-VI has determined that no significant adjustments are necessary to conform Coherent’s financial statements to the accounting policies used by II-VI. However, certain reclassification adjustments have been made to conform Coherent’s historical financial statement presentation to II-VI’s financial statement presentation. Following the merger, the combined company will finalize the review of accounting policies and reclassifications, which could be materially different from the amounts set forth in the unaudited pro forma condensed combined financial information presented herein. This section also includes reclassification adjustments related to the historical Finisar information included for the unaudited pro forma condensed combined statement of earnings (loss) for the fiscal year ended June 30, 2020.

A)	Refer to the table below for a summary of reclassification adjustments made to present Coherent’s balance sheet as of March 31, 2021 to conform with that of II-VI’s:

(in 000’s)	Coherent Historical Consolidated Balance Sheet Line Items	II-VI Historical Consolidated Balance Sheet Line Items	Coherent Historical Consolidated Balances As of April 3, 2021	Reclassification			Coherent Reclassed As of April 3, 2021
	Cash and cash equivalents	Cash and cash equivalents	$353,049	$—			$353,049
	Restricted cash		1,534	—			1,534
	Short-term investments		15,128	(15,128)	(a	)	—
	Accounts receivable - net of allowances	Accounts receivable, net	248,856	—			248,856
	Inventories	Inventories	393,672	—			393,672
	Prepaid expenses and other assets	Prepaid and other current assets	83,215	(21,423)	(a	)(g)	61,792
		Prepaid and refundable income taxes	—	36,551	(g	)	36,551
	Property and equipment, net	Property, plant & equipment, net	264,383	433	(b	)	264,816
	Goodwill	Goodwill	101,953	—			101,953
	Intangible assets, net	Other intangible assets, net	16,876	—			16,876
	Non-current restricted cash		4,508	—			4,508
		Deferred income taxes	—	144,833	(c	)	144,833
	Other assets	Other assets	272,079	(145,266)	(b	)(c)	126,813
	Short-term borrowings and current-portion of long-term obligations	Current portion of long-term debt	16,875	—			16,875
	Accounts payable	Accounts payable	93,028	—			93,028
		Accrued compensation and benefits	—	78,656	(d	)	78,656
		Operating lease current liabilities	—	15,900	(d	)	15,900
	Income taxes payable	Accrued income taxes payable	9,614	—			9,614
	Other current liabilities	Other accrued liabilities	223,475	(94,556)	(d	)	128,919
	Long-term obligations	Long-term debt	409,622	—			409,622
		Deferred income taxes	—	16,231	(e	)	16,231
		Operating lease liabilities	—	68,301	(f	)	68,301
	Other long-term liabilities	Other liabilities	207,686	(84,532)	(e	)(f)	123,154
	Common stock	Common stock	243	—			243
	Additional paid-in capital		97,490	—			97,490
	Accumulated other comprehensive loss	Accumulated other comprehensive income (loss)	(17,084)	—			(17,084)
	Retained earnings	Retained earnings	714,304	—			714,304

(a)	Reclassification of $15.1 million of short-term investments to prepaid and other current assets.
(b)	Reclassification of $0.4 million of finance lease right-of-use assets within other assets to property, plant & equipment, net.
(c)	Reclassification of $144.8 million of other assets to deferred income taxes.
(d)	Reclassification of $94.6 million of other current liabilities to accrued compensation and benefits and operating lease current liabilities.
(e)	Reclassification of $16.2 million of other long-term liabilities to deferred income taxes.
(f)	Reclassification of $68.3 million of other long-term liabilities to operating lease liabilities.
(g)	Reclassification of $36.6 million of prepaid expenses and other assets to prepaid and refundable income taxes.

B)	Refer to the table below for a summary of adjustments made to present Coherent’s statement of operations for the nine months ended March 31, 2021 to conform with that of II-VI’s:

(in 000’s)	Coherent Historical Consolidated Statements of Operations Line Items	II-VI Historical Consolidated Statements of Earnings (Loss) Line Items	Coherent Nine Months Ended April 3, 2021	Reclassification			Coherent Reclassed Nine Months Ended April 3, 2021
	Net sales	Revenues	$1,016,786	$—			$1,016,786
	Cost of sales	Cost of goods sold	643,532	(6,218)	(c	)	637,314
	Research and development	Internal research and development	89,049	—			89,049
	Selling, general and administrative	Selling, general and administrative	219,971	240,023	(a	)(c)(d)	459,994
	Merger and acquisition costs		231,996	(231,996)	(d	)	—
	Amortization of intangible assets		1,809	(1,809)	(a	)	—
	Interest income		419	(419)	(b	)	—
	Interest expense	Interest expense	13,463	—			13,463
	Other-net	Other expense (income), net	(8,665)	(419)	(b	)	(9,084)
	Provision for (benefit from) income taxes	Income tax expense (benefit)	(23,568)	—			(23,568)

(a)	Reclassification of $1.8 million of amortization of intangible assets to selling, general and administrative.
(b)	Reclassification of $0.4 million of interest income to other expense (income), net.
(c)	Reclassification of $6.2 million of amortization of intangible assets within cost of goods sold to selling, general and administrative.
(d)

Reclassification of $232.0 million of merger and acquisition costs to selling, general and administrative. Included in Coherent’s merger and acquisition costs is a termination fee of $217.6 million related to the termination of a prior merger agreement. These costs will not affect the condensed combined statement of earnings (loss) beyond twelve months after the acquisition date.

C) Refer to the table below for a summary of adjustments made to present Coherent’s statement of operations for the year ended June 30, 2020 to conform with that of II-VI’s:

(in 000’s)	Coherent Historical Consolidated Statements of Operations Line Items	II-VI Historical Consolidated Statements of Earnings (Loss) Line Items	Coherent Year Ended July 4, 2020	Reclassification			Coherent Reclassed Year Ended July 4, 2020
	Net sales	Revenues	$1,247,712	$—			$1,247,712
	Cost of sales	Cost of goods sold	840,676	(35,518)	(c	)	805,158
	Research and development	Internal research and development	114,015	—			114,015
	Selling, general and administrative	Selling, general and administrative	267,934	40,901	(a	)(c)	308,835
	Goodwill and other impairment charges		451,025	—			451,025
	Amortization of intangible assets		5,383	(5,383)	(a	)	—
	Interest income		1,122	(1,122)	(b	)	—
	Interest expense	Interest expense	16,891	—			16,891
	Other-net	Other expense (income), net	2,468	(1,122)	(b	)	1,346
	Provision for (benefit from) income taxes	Income tax expense (benefit)	(28,354)	—			(28,354)

a)	Reclassification of $5.4 million of amortization of intangible assets to selling, general and administrative.
b)	Reclassification of $1.1 million of interest income to other expense (income), net.
c)	Reclassification of $35.5 million of amortization of intangible assets within cost of goods sold to selling, general and administrative.

D) Refer to the table below for a summary of adjustments made to present Finisar’s statement of operations for the three months ended July 28, 2019 to conform with that of II-VI’s:

(in 000’s)	Finisar Historical Consolidated Statements of Operations Line Items	II-VI Historical Consolidated Statements of Earnings (Loss) Line Items	Finisar Historical Three Months Ended July 28, 2019	Reclassification			Finisar Reclassed Three Months Ended July 28, 2019
	Revenues	Revenues	$285,028	$—			$285,028
	Cost of goods sold	Cost of goods sold	197,627	(2,655)	(a	)	194,972
	Amortization of acquired developed technology		471	(471)	(b	)	—
	Impairment of long lived assets	Goodwill and other impairment charges	1,665	—			1,665
	Research and development	Internal research and development	52,151	15,868	(c	)(f)	68,019
	Sales and marketing		12,107	(12,107)	(d	)	—
	General and administrative	Selling, general and administrative	13,234	16,671	(a	)(b)(d)(e)(f)	29,905
	Start-up costs		17,076	(17,076)	(c	)	—
	Amortization of purchased intangibles		230	(230)	(e	)	—
	Interest expense	Interest expense	6,423	—			6,423
	Other expense (income), net	Other expense (income), net	2,132	(4,424)	(g	)	(2,292)
	Interest income		(4,424)	4,424	(g	)	—
	Income tax expense (benefit)	Income tax expense	(4,947)	—			(4,947)

a)	Reclassification of $2.7 million of IT service and communication costs from cost of goods sold to selling, general and administrative.
b)	Reclassification of $0.5 million of amortization of acquired developed technology to selling, general and administrative.
c)	Reclassification of $17.1 million of start-up costs to internal research and development.
d)	Reclassification of $12.1 million of sales and marketing expense to selling, general and administrative.
e)	Reclassification of $0.2 million of amortization of purchased intangibles to selling, general and administrative.
f)	Reclassification of $1.2 million of IT service and communication costs from research and development to selling, general and administrative.
g)	Reclassification of $4.4 million of interest income to other expense (income), net.

Note 3 – Preliminary purchase price allocation

Estimated Aggregate Merger Consideration

The following table summarizes the estimated aggregate merger consideration for Coherent with reference to II-VI’s share price of $63.57 on May 17, 2021:

(000’s)	Amount
Estimated cash paid for outstanding Coherent common stock (i)	$5,397,117
Estimated shares of II-VI common stock issued to Coherent stockholders (ii)	1,419,165
Estimated converted Coherent RSUs attributable to pre-combination service (iii)	65,000
Estimated payment of Coherent debt (iv)	427,908
Estimated consideration for Coherent director RSUs (v)	1,600

Preliminary estimated aggregate merger consideration	$7,310,790

(i)

The cash component of the estimated aggregate merger consideration is based on 24,532,350 shares of outstanding Coherent common stock being exchanged and the $220 per share cash portion of the merger consideration.

(ii)

Value of estimated shares of II-VI common stock issued is based on 24,532,350 shares of outstanding Coherent common stock being exchanged and 0.91 of a share of II-VI common stock at a closing share price of $63.57 on May 17, 2021.

(iii)

As discussed in “Description of the Merger’’, certain equity awards of Coherent will be replaced by II-VI’s equity awards with similar terms. The portion of the estimated fair value of II-VI’s equity awards attributable to the pre-combination service period represents aggregate merger consideration. The remainder of the fair value will be recognized as compensation expense subsequent to the merger.

(iv)	The estimated cash paid by II-VI to settle Coherent’s Euro Term Loan and outstanding line of credit borrowings of $417.9 million and $10.0 million, respectively.
(v)

Estimated consideration for Coherent director RSUs represents the settlement of Coherent RSUs granted to members of the Coherent board. The estimated consideration consists of $1.3 million in cash consideration and $0.3 million in consideration in shares of II-VI common stock.

The preliminary estimated aggregate merger consideration could significantly differ from the amounts presented due to movements in the II-VI share price up to the closing date. A sensitivity analysis related to the fluctuation in the II-VI share price was performed to assess the impact a hypothetical change of 10% on the closing price of II-VI common stock on May 17, 2021 would have on the estimated aggregate merger consideration as of the closing date:

	Stock Price	Total Estimated Consideration
10% increase	$69.93	$7,452,706
10% decrease	$57.21	$7,168,873

Preliminary Aggregate Merger Consideration Allocation

The assumed accounting for the merger, including the aggregate merger consideration, is based on provisional amounts, and the associated purchase accounting is not final. The preliminary allocation of the purchase price to the acquired assets and assumed liabilities was based upon the preliminary estimate of fair values. For the preliminary estimate of fair values of assets acquired and liabilities assumed of Coherent, II-VI used publicly available benchmarking information as well as a variety of other assumptions, including market participant assumptions. II-VI is expected to use widely accepted income-based, market-based, and cost-based valuation approaches upon finalization of purchase accounting for the merger. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. The unaudited pro forma adjustments are based upon available information and certain assumptions that II-VI believes are reasonable under the circumstances. The purchase price adjustments relating to the Coherent and II-VI combined financial information are preliminary and subject to change, as additional information becomes available and as additional analyses are performed.

The following table summarizes the preliminary aggregate merger consideration allocation, as if the merger had been completed on March 31, 2021:

(000’s)	Amount
Assets:
Cash and cash equivalents	$353,049
Restricted cash	1,534
Accounts receivable	248,856
Inventories (i)	491,835
Prepaid and other current assets	98,343
Other intangible assets, net (ii)	2,445,459
Property, plant & equipment, net (iii)	294,873
Non-current restricted cash	4,508
Deferred income taxes	161,113
Other assets	126,813
Goodwill	4,186,696
Liabilities:
Current portion of long-term debt	1,856
Accounts payable	93,028
Accrued compensation and benefits	78,656
Operating lease current liabilities	15,900
Accrued income taxes payable	9,614
Other accrued liabilities	128,919
Long-term debt	4,133
Deferred income taxes	578,728
Operating lease liabilities	68,301
Other liabilities	123,154

Estimated aggregate merger consideration	$7,310,790

(i)

The unaudited pro forma condensed combined balance sheet has been adjusted to record Coherent’s inventories at a preliminary fair value of approximately $491.8 million, an increase of $98.2 million from the carrying value. The unaudited pro forma condensed combined statement of earnings (loss) for the year ended June 30, 2020 has been adjusted to recognize additional cost of goods sold related to the increased basis. The additional costs are not anticipated to affect the condensed combined statements of earnings (loss) beyond twelve months after the acquisition date.

(ii)	Preliminary identifiable intangible assets in the unaudited pro forma condensed combined financial information consists of the following:

(000’s)	Preliminary Fair Value	Estimated Useful Life
Preliminary fair value of intangible assets acquired
Trade names and trademarks	$102,351	5.8 years
Customer relationships	771,288	10.5 years
Developed technology	1,571,820	8.5 years

Intangible assets acquired	$2,445,459

A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in the amortization expense of approximately $20.7 million for the nine months ended March 31, 2021 and $27.6 million for the year ended June 30, 2020. Pro forma amortization is preliminary and based on the use of straight-line amortization. The amount of amortization following the merger may differ significantly between periods based upon the final value assigned and amortization methodology used for each identifiable intangible asset.

(iii)

The unaudited pro forma condensed combined balance sheet has been adjusted to record Coherent’s property, plant and equipment (consisting of land, buildings and improvements, equipment, furniture and fixtures, and leasehold improvements) at a preliminary fair value of approximately $294.9 million, an increase of $30.1 million from the carrying value. The unaudited pro forma condensed combined statements of earnings (loss) have been adjusted to recognize additional depreciation expense related to the increased basis under cost of goods sold. The additional depreciation expense is computed with the assumption that the various categories of assets will be depreciated over a useful life of 10-15 years on a straight-line basis.

Note 4 – Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

(a) Reflects adjustment to cash and cash equivalents:

(000’s)	Amount
Pro forma transaction accounting adjustments:
II-VI transaction costs related to the merger (i)	$(55,327)
Coherent transaction costs related to the merger (i)	(71,727)
Cash paid to settle Coherent director RSUs (ii)	(1,300)
Payment of Coherent debt (iii)	(427,908)
Cash paid for outstanding Coherent common stock	(5,397,117)

Net pro forma transaction accounting adjustment to cash and cash equivalents	$(5,953,379)

Pro forma transaction accounting adjustments - financing:
Cash from new debt financing, net of debt issuance costs	$4,634,187
Cash from issuance of II-VI Series B convertible preferred stock, net of equity issuance costs	1,358,000
Payment of II-VI debt (iv)	(1,072,969)

Net pro forma transaction accounting adjustment - financing to cash and cash equivalents	$4,919,218

(i)	These costs consist of legal advisory, financial advisory, accounting and consulting costs.
(ii)	One-time payment to settle equity awards for directors, as described in Note 3 above.
(iii)	The estimated cash paid by II-VI to settle Coherent’s Euro Term Loan and outstanding line of credit borrowings of $417.9 million and $10.0 million, respectively.
(iv)	The estimated cash paid to settle II-VI’s senior secured first-lien term A loan facility with Bank of America including accrued interest.

(b) Reflects the preliminary purchase accounting adjustment for inventories based on the acquisition method of accounting.

(000’s)	Amount
Pro forma transaction accounting adjustments:
Elimination of Coherent’s inventories - carrying value	$(393,672)
Preliminary fair value of acquired inventories	491,835

Net pro forma transaction accounting adjustment to inventories	$98,163

Represents the adjustment of acquired inventories to its preliminary estimated fair value. After the closing, the step up in inventories to fair value will increase cost of goods sold as the inventories are sold, which for purposes of these pro forma financial statements is assumed to occur within the first year after the merger.

(c) Reflects the preliminary purchase accounting adjustment for estimated intangibles based on the acquisition method of accounting. Refer to Note 3 of the “Notes to Unaudited Pro Forma Condensed Combined Financial Information” for additional information on the acquired intangible assets expected to be recognized.

(000’s)	Amount
Pro forma transaction accounting adjustments:
Elimination of Coherent’s historical net book value of intangible assets	$(16,876)
Preliminary fair value of acquired intangibles	2,445,459

Net pro forma transaction accounting adjustment to intangible assets, net	$2,428,583

(d) Preliminary goodwill adjustment of $4,084.7 million which represents the elimination of historical goodwill and excess of the estimated aggregate merger consideration over the preliminary fair value of the underlying assets acquired and liabilities assumed.

(000’s)	Amount
Pro forma transaction accounting adjustments:
Elimination of Coherent’s historical goodwill	$(101,953)
Goodwill per purchase price allocation (Note 3)	4,186,696

Net pro forma transaction accounting adjustment to goodwill	$4,084,743

(e) Reflects the originating deferred taxes resulting from pro forma fair value adjustments of the acquired assets and assumed liabilities based on the applicable statutory tax rate with the respective estimated purchase price allocation. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-merger activities, including cash needs, the geographical mix of income and changes in tax law. Because the tax rates used for the pro forma financial information are estimated, the blended rate will likely vary from the actual effective rate in periods subsequent to completion of the merger. This determination is preliminary and subject to change based upon the final determination of the fair value of the acquired assets and assumed liabilities.

(f) Reflects the term loan facility, net of unamortized debt issuance costs and original issue discount, to fund a portion of the merger. II-VI anticipates drawing down on debt from the commitment parties for $4,750 million. The adjustment to current and long-term debt is comprised of the following items:

(000’s)	Amount
Pro forma transaction accounting adjustments:
Settlement of Coherent’s Euro term loan and outstanding line of credit borrowings	$(420,508)

Net pro forma transaction accounting adjustments to debt	$(420,508)

Pro forma transaction accounting adjustments to debt:
Current portion of long-term debt	$(15,019)
Long-term debt	$(405,489)
Pro forma transaction accounting adjustments - financing:
Gross proceeds from new debt financing
Revolving Facility	$100,000
Term Loan A	850,000
Term Loan B	2,800,000
Senior Bridge Facility	1,000,000
Debt issuance costs related to new debt financing	(115,813)

Net proceeds from new debt financing	$4,634,187
Settlement of II-VI debt (and accrued interest)	(1,046,045)

Net pro forma transaction accounting adjustments - financing to debt	$3,588,142

Pro forma transaction accounting adjustments - financing to prepaid and other current assets & other assets:
Other assets (i)	$5,688
Pro forma transaction accounting adjustments - financing to debt:
Other accrued liabilities (ii)	$(44)
Current portion of long-term debt	$(2,603)
Long-term debt	$3,596,477

(i)	Other assets represents $5.7 million of fees related to the establishment of the $350 million senior secured revolving credit facility pursuant to the debt commitment letter.
(ii)	Other accrued liabilities represent accrued interest on the senior secured first-lien term A loan facility with Bank of America.

(g) Reflects the issuance of shares of II-VI Series B-2 convertible preferred stock in the equity financing reflected in mezzanine equity as the Series B-2 preferred stock is redeemable for cash outside of the control of II-VI.

(000’s)	Amount
Pro forma transaction accounting adjustments - financing:
II-VI Series B-2 preferred stock issuance	$1,050,000
Additional II-VI Series B-2 preferred stock issuance	350,000
Less: Equity issuance costs	(42,000)

Net pro forma transaction accounting adjustment to preferred stock	$1,358,000

(h) Reflects the elimination of Coherent’s historical common stock and the common stock consideration component of the merger.

(000’s)	Amount
Pro forma transaction accounting adjustments:
Elimination of Coherent’s historical common stock	$(243)
Estimated shares of II-VI common stock issued to Coherent stockholders	1,419,165
Estimated converted Coherent RSUs attributable to pre-combination services	65,000
Estimated consideration for Coherent director RSUs	300

Net pro forma transaction accounting adjustment to common stock	$1,484,222

(i) Reflects the elimination of Coherent’s historical additional paid-in capital.

(j) Reflects the elimination of Coherent’s retained earnings, write-off of II-VI debt issuance costs associated with the senior secured first-lien term A loan facility with Bank of America, and the payment of transaction costs.

(000’s)	Amount
Pro forma transaction accounting adjustments:
Elimination of Coherent’s retained earnings	$(714,304)
II-VI’s transaction accounting costs (i)	(55,327)
Coherent’s transaction accounting costs (i)	(71,727)

Net pro forma transaction accounting adjustments to retained earnings	$(841,358)

Pro forma transaction accounting adjustments - financing:
Write-off of II-VI debt issuance costs	$(26,924)

Net pro forma transaction accounting adjustments - financing to retained earnings	$(26,924)

(i)	These costs consist of financial advisory, legal advisory, accounting and consulting costs.

(k) Reflects the elimination of Coherent’s historical accumulated other comprehensive loss.

(l) Reflects the preliminary purchase accounting adjustment for property, plant and equipment based on the acquisition method of accounting.

(000’s)	Amount
Pro forma transaction accounting adjustments:
Elimination of Coherent’s historical net book value of property, plant & equipment	$(264,816)
Preliminary fair value of acquired property, plant & equipment	294,873

Net pro forma transaction accounting adjustments to property, plant & equipment	$30,057

Note 5 – Pro Forma Adjustments to the Unaudited Condensed Combined Statements of Earnings (Loss)

(A) Adjustments included in the Coherent Transaction Accounting Adjustments column and Transaction Accounting Adjustments – Financing column in the accompanying unaudited pro forma condensed combined statements of earnings (loss) for the fiscal year ended June 30, 2020 and the nine months ended March 31, 2021 are as follows:

(a) Reflects the adjustments to cost of goods sold, including the preliminary incremental stock-based compensation expense for II-VI replacement equity awards and the estimated fair value of inventories recognized through cost of goods sold during the first year after the merger.

(000’s)	For the Nine Months Ended March 31, 2021	For the Year Ended June 30, 2020
Pro forma transaction accounting adjustments:
Removal of historical Coherent stock-based compensation expense	$(6,145)	$(4,670)
Record stock-based compensation expense	4,020	8,992
Inventory step-up flowing through cost of goods sold (i)	—	98,163
Property, plant and equipment depreciation step-up	1,892	2,522

Net pro forma transaction accounting adjustment to cost of goods sold	$(233)	$105,007

(i)	These costs are nonrecurring in nature and not anticipated to affect the condensed combined statements of earnings (loss) beyond twelve months after the acquisition date.

(b) Reflects the adjustments to internal research and development expense associated with the preliminary incremental stock-based compensation expense for II-VI replacement equity awards.

(000’s)	For the Nine Months Ended March 31, 2021	For the Year Ended June 30, 2020
Pro forma transaction accounting adjustments:
Removal of historical Coherent stock-based compensation expense	$(3,783)	$(3,687)
Record stock-based compensation expense	5,695	12,364

Net pro forma transaction accounting adjustment to internal research and development expense	$1,912	$8,677

(c) Reflects the adjustments to selling, general and administrative expenses (“SG&A”) including the amortization of the estimated fair value of intangibles, the preliminary incremental stock-based compensation expense for II-VI replacement equity awards and the estimated transaction costs expensed.

(000’s)	For the Nine Months Ended March 31, 2021	For the Year Ended June 30, 2020
Pro forma transaction accounting adjustments:
Removal of historical Coherent amortization of intangible assets	$(1,809)	$(5,383)
Amortization of intangible assets	207,132	276,176
Removal of historical Coherent stock-based compensation expense	(25,060)	(32,650)
Record stock-based compensation expense	23,785	34,844
Expected transaction expenses (i)	—	127,054

Net pro forma transaction accounting adjustment to SG&A	$204,048	$400,041

(i)

Represents additional transaction costs to be incurred by II-VI and Coherent subsequent to March 31, 2021. Transaction costs of $15.0 million and $232.0 million are included in the historical statement of earnings of II-VI for the nine months ended March 31, 2021 and the historical statement of operations of Coherent for the nine months ended April 3, 2021, respectively. Included in Coherent’s transaction costs is a termination fee of $217.6 million related to the termination of a prior merger agreement. These costs will not affect the Company’s condensed combined statements of earnings (loss) beyond 12 months after the acquisition date.

(d) Reflects the expense related to the financing and amortization of issuance costs related to the merger:

(000’s)	For the Nine Months Ended March 31, 2021	For the Year Ended June 30, 2020
Pro forma transaction accounting adjustments:
Remove historical Coherent interest expense (i)	$(13,277)	$(16,642)

Net pro forma transaction accounting adjustments to interest expense	$(13,277)	$(16,642)

Pro forma transaction accounting adjustments - financing:
Extinguishment of II-VI unamortized debt issuance costs (ii)	$—	$37,358
Remove historical II-VI interest expense (i)	(21,593)	(38,881)
New interest expense on transaction financing (iii):
Revolving Facility	2,653	3,538
Term Loan A	16,294	22,664
Term Loan B	69,219	92,785
Senior Bridge Facility	57,228	76,482

Net pro forma transaction accounting adjustments - financing to interest expense	$123,801	$193,946

(i)

This pro forma transaction accounting adjustment reflects the removal of historical interest expense associated with Coherent’s existing indebtedness which will be extinguished upon consummation of the merger. The pro forma transaction accounting adjustment – financing reflects the removal of historical interest expense associated with the paydown of II-VI’s existing indebtedness related to the legacy senior secured first-lien term A loan facility and senior secured first-lien revolving credit facility with Bank of America.

(ii)	The extinguishment of II-VI’s unamortized debt issuance costs will not affect the condensed combined statements of earnings (loss) beyond twelve months after the acquisition date.
(iii)

The new interest expense on transaction financing adjustments included in the unaudited pro forma condensed combined statements of earnings (loss) reflect the interest expense and amortization of debt issuance costs associated with new debt from the commitment parties. Interest was recognized for Term Loan A, Term Loan B, and the Senior Bridge Facility using the effective interest method with the rate equal to the Adjusted LIBO Rate plus 2.25% per annum for Term Loan A, Adjusted LIBO Rate plus 2.875% per annum for Term Loan B, and Adjusted LIBO Rate plus 5% for the Senior Bridge Facility (with the spread increasing by 0.50% for each period of three months). The Revolving Facility assumes an interest rate equal to that of Term Loan A. The Senior Bridge Facility is assumed to be short-term borrowing and is a backstop in the event that II-VI cannot secure new financing with the commitment parties. Per the terms of the commitment letter, the senior bridge loan is automatically converted to a senior extended term loan with a maturity of seven years after the conversion date if after one year II-VI has failed to raise permanent financing. For the purposes of the unaudited pro forma condensed combined financial information, the conversion and extension of the term loan is assumed, along with the applicable interest rate, which is a maximum of 7.25% per the terms of the commitment letter.

A sensitivity analysis on interest expense for the year ended June 30, 2020 and the nine months ended March 31, 2021 has been performed to assess the effect of a 12.5 basis point change of the hypothetical interest on the debt financing. The following table shows the change in the interest expense for the debt financing transaction described above:

(000’s)	For the Nine Months Ended March 31, 2021	For the Year Ended June 30, 2020
Interest expense assuming:
Increase of 0.125%	$3,505	$4,789
Decrease of 0.125%	$(3,505)	$(4,789)

(e) To record the income tax impact of the pro forma adjustments utilizing a statutory income tax rate in effect of 22% for the year ended June 30, 2020 and for the nine months ended March 31, 2021. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-merger activities, including cash needs, the geographical mix of income and changes in tax law. Because the tax rates used for the pro forma financial information are estimated, the blended rate will likely vary from the actual effective rate in periods subsequent to completion of the merger. This determination is preliminary and subject to change based upon the final determination of the fair value of the acquired assets and assumed liabilities.

(f) Reflects the adjustment to record the dividends to holders of shares of II-VI Series B convertible preferred stock, which accrue dividends at a 5% annual rate, compounding on a quarterly basis regardless of whether or not there are earnings or profits and accretion related to the equity issuance costs of the shares of II-VI Series B convertible preferred stock in the equity financing. The dividends and accretion related to the II-VI Series B convertible preferred stock are as follows:

(000’s)	For the Nine Months Ended March 31, 2021	For the Year Ended June 30, 2020
Pro forma transaction accounting adjustments - financing:
Dividend on II-VI Series B convertible preferred stock	$85,692	$109,532
Accretion on II-VI Series B convertible preferred stock	4,829	6,450

Pro forma accounting adjustment - financing to dividends and accretion on redeemable preferred stock	$90,521	$115,982

(g) The pro forma basic and diluted weighted average shares outstanding are a combination of historic weighted average shares of II-VI common stock, the incremental Finisar weighted average shares outstanding, and issuances of shares in connection with the public offerings and the merger. In connection with the merger, II-VI agreed to convert certain equity awards held by Coherent employees into II-VI equity awards. At this time, II-VI has completed a preliminary analysis related to eligible employees and vesting schedules in order to determine the impact to the diluted weighted average shares from the converted RSUs. The pro forma basic and diluted weighted average shares outstanding are as follows:

(000’s)	For the Nine Months Ended March 31, 2021	For the Year Ended June 30, 2020
Pro forma weighted average shares - basic and diluted
Historical II-VI weighted average shares outstanding	103,883	84,828
Incremental Finisar weighted average shares outstanding	—	6,188
Issuance of shares in the July 7, 2020 Public Offerings	—	10,698
Issuance of shares to Coherent common stockholders	22,324	22,324
Replacement awards vesting	1,820	700

Pro forma weighted average shares - basic and diluted	128,027	124,738

(B)

Adjustments included in the Finisar Transaction Accounting Adjustments column in the accompanying unaudited pro forma condensed combined statement of earnings (loss) for the fiscal year ended June 30, 2020 are as follows:

(a)

Represents the removal of results of Finisar operations for the period between the Finisar acquisition date of September 24, 2019 and September 30, 2019, which are presented in the historical II-VI results for the year ended June 30, 2020.

(b)

Represents the adjustments to cost of goods sold to record (i) the elimination of historical depreciation and recognition of new depreciation expense based on the fair value of property, plant and equipment and (ii) the results of Finisar operations for the period between the Finisar acquisition date of September 24, 2019 and September 30, 2019, which are presented in the historical II-VI results for the year ended June 30, 2020. The depreciation of property, plant and equipment is calculated on a straight line basis over the estimated remaining useful lives as of the Finisar acquisition date for building and leasehold improvements of approximately 5 to 35 years and approximately 3 to 13 years for machinery and equipment.

(000’s)	For the Year Ended June 30, 2020
Pro forma transaction accounting adjustments:
Removal of historical depreciation and recognition of new depreciation expense	$(3,266)
Removal of results of operations for the six-day period September 24-30, 2019	(15,506)

Net pro forma transaction accounting adjustment to cost of goods sold	$(18,772)

(c)

Represents the adjustments to internal research and development expense to record (i) the difference between Finisar’s historical stock-based compensation expense related to replacement awards issued to continuing employees as part of the Finisar acquisition agreement and (ii) the results of Finisar operations for the period between the Finisar acquisition date of September 24, 2019 and September 30, 2019, which are presented in the historical II-VI results for the year ended June 30, 2020.

(000’s)	For the Year Ended June 30, 2020
Pro forma transaction accounting adjustments:
Stock-based compensation expense	$(2,005)
Removal of results of operations for the six-day period September 24-30, 2019	(2,944)

Net pro forma transaction accounting adjustment to internal research and development expense	$(4,949)

(d)

Represents the adjustments to SG&A to record (i) elimination of historical amortization expense and recognition of new amortization expense related to identifiable intangible assets calculated on a straight-line basis, (ii) the difference between Finisar’s historical stock-based compensation expense related to replacement awards issued to continuing employees as part of the acquisition agreement, and (iii) the results of Finisar operations for the period between the Finisar acquisition date of September 24, 2019 and September 30, 2019, which are presented in the historical II-VI results for the year ended June 30, 2020. Transaction costs that were nonrecurring in nature of approximately $44.2 million are included in the unaudited pro forma condensed combined statement of earnings (loss).

(000’s)	For the Year Ended June 30, 2020
Pro forma transaction accounting adjustments:
Removal of historical amortization and recognition of new amortization expense	$14,487
Stock-based compensation expense	(2,105)
Removal of results of operations for the six-day period September 24-30, 2019	(1,728)

Net pro forma transaction accounting adjustment to SG&A	$10,654

The amortization of intangible assets is based on the periods over which the economic benefits of the intangible assets are expected to be realized. Identifiable intangible assets used in the calculation of amortization expense in the unaudited pro forma financial information consist of the following:

	Fair Value (in millions)	Estimated Useful Life
Developed technology	$334.7	12.5 years
Customer relationships	$323.8	10.2 years
Trademarks and trade names	$6.7	3 years

(e)	Reflects the adjustment to reverse interest expense related to prior Finisar debt extinguished as a part of the Finisar acquisition.

(f)	Reflects the adjustment to eliminate interest income associated with the expected settlement of short-term investments.

(000’s)	For the Year Ended June 30, 2020
Pro forma transaction accounting adjustments:
Removal of results of operations for the six-day period September 24-30, 2019	$4,424
Elimination of interest income on short-term investments	(316)

Net pro forma transaction accounting adjustment to other expense (income), net	$4,108

(g)

Reflects the income tax impact of the pro forma adjustments utilizing a statutory income tax rate in effect of 22% for the year ended June 30, 2020. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-merger activities, including cash needs, the geographical mix of income and changes in tax law. Because the tax rates used for the pro forma financial information are estimated, the blended rate will likely vary from the actual effective rate in periods subsequent to completion of the merger. This determination is preliminary and subject to change based upon the final determination of the fair value of the acquired assets and assumed liabilities.

(C)

Adjustments included in the Public Offerings Transaction Accounting Adjustments column in the accompanying unaudited pro forma condensed combined statements of earnings (loss) for the nine months ended March 31, 2021 and for the fiscal year ended June 30, 2020 are as follows:

(a)	Reflects the removal of historical interest expense associated with the paydown of the senior secured term B loan facility with Bank of America which was extinguished through the public offerings.

(000’s)	For the Nine Months Ended March 31, 2021	For the Year Ended June 30, 2020
Pro forma transaction accounting adjustments:
Removal of historical II-VI interest expense	$(573)	$(30,787)
Write-off of debt issuance cost	—	28,225

Net pro forma transaction accounting adjustment to interest expense	$(573)	$(2,562)

(b)

Reflects the extinguishment of unamortized debt issuance costs related to the senior secured term B loan facility with Bank of America classified within other expense (income), net for the nine months ended March 31, 2021. The extinguishment is included within interest expense for the year ended June 30, 2020 assuming the public offerings occurred at the beginning of the fiscal year.

(c)

Reflects the income tax impact of the pro forma adjustments utilizing a statutory income tax rate in effect of 22% for the year ended June 30, 2020 and for the nine months ended March 31, 2021. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-merger activities, including cash needs, the geographical mix of income and changes in tax law. Because the tax rates used for the pro forma financial information are estimated, the blended rate will likely vary from the actual effective rate in periods subsequent to completion of the merger. This determination is preliminary and subject to change based upon the final determination of the fair value of the acquired assets and assumed liabilities.

(d)	Reflects the adjustments to record the dividends to shares of the II-VI Series A mandatory convertible preferred stock which accrue dividends at a 6% annual rate.